# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICA'S CAR-MART, INC., CIK 0000799850
CUSIP: 03062T105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, Arkansas (AR), 72756
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001104659-24-102454
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, 203-308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 644,686; sole dispositive power 0; shared dispositive power 644,686; aggregate amount beneficially owned 644,686 (7.8% of the class)
- Wilmot B. Harkey: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 644,686; sole dispositive power 0; shared dispositive power 644,686; aggregate amount beneficially owned 644,686 (7.8% of the class)
- Daniel Mack: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 644,686; sole dispositive power 0; shared dispositive power 644,686; aggregate amount beneficially owned 644,686 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: AMERICA'S CAR-MART, INC.
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, Arkansas (AR), 72756
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on September 24, 2024 (the "Original Schedule 13D"), relating to Common Stock, par value $0.01 per share (the "Common Stock"), of America's Car-Mart, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is amended and supplemented by the addition of the following:
On March 10, 2025, Nantahala acquired 75,000 shares of Common Stock in the open market for $43.795 per share in cash. On March 11, 2025, Nantahala acquired 25,000 shares of Common Stock in the open market at prices ranging from $42.765 to $44 per share in cash, for an average price of $43.7946 per share. Nantahala made the investment using the Nantahala Investors' cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is amended and restated as follows:
The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The Nantahala Investors hold the shares of Common Stock reported herein. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer (03/12/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey/Manager (03/12/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack/Manager (03/12/2025)